FACTORSHARES 2X: S&P500 BULL/USD BEAR
C/O FACTOR CAPITAL MANAGEMENT, LLC
1 PENN PLAZA, 36th FLOOR
NEW YORK, NEW YORK 10119

February 17, 2011

Kristina Aberg
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549

Re:	FactorShares 2X: S&P500 Bull/USD Bear (the “Company”) Registration Statement on Form S-1 (File No. 333-164757)

Dear Ms. Aberg:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 9:00 a.m. on February 22, 2011, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.
should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FACTORSHARES 2X: S&P500 BULL/USD BEAR By: Factor Capital Management, LLC, its Managing Owner By: /s/ Stuart Rosenthal Name: Stuart Rosenthal Title: Chief Executive Officer	TIMBER HILL LLC By: /s/ Bradford Jacobowitz Name: Bradford Jacobowitz Title: Chief Compliance Officer